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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM 11-K
(MARK ONE)
      [x]           ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

      [ ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM           TO

                        COMMISSION FILE NUMBER 33-90722

                                 --------------

A. Full title of the plan and the address of the plan if different from that of the issuer named below:


                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Aviall, Inc.
                              2075 Diplomat Drive
                           Dallas, Texas  75234-8989


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
REQUIRED INFORMATION

The financial statements listed in the accompanying table of contents on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN


                                  By:  /s/ Jeffrey J. Murphy
                                       --------------------------------------
                                       Jeffrey J. Murphy
                                       Chairman, Aviall, Inc. Employee Stock
                                       Purchase Plan

                                  By:  /s/ Jacqueline K. Collier
                                       --------------------------------------
                                       Jacqueline K. Collier
                                       Vice President and Controller, Aviall,
                                       Inc.


Date:   March 28, 1997

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN



                               Table of Contents

                               December 31, 1996



                                                                                                      Page
                                                                                                      ----
Report of Independent Accountants . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4

Statements of Net Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5

Statements of Changes in Net Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                       REPORT OF INDEPENDENT ACCOUNTANTS





March 27, 1997

To the Participants and Benefits Administration Committee of the Aviall, Inc.
    Employee Stock Purchase Plan


In our opinion, the accompanying statements of net assets and the related statements of changes in net assets present fairly, in all material respects, the net assets of the Aviall, Inc. Employee Stock Purchase Plan (the "Plan") at December 31, 1996 and 1995, and the changes in net assets for the year ended December 31, 1996 and for the period from April 1, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP

Dallas, Texas

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN


                            STATEMENTS OF NET ASSETS




                                                                                         December 31,
                                                                                     1996            1995
                                                                                   --------         -------
Assets
------
Aviall, Inc. common stock at market value ($.01 par value;
  34,093 shares and $236,879 cost at December 31, 1996;
  32,685 shares and $222,646 cost at December 31, 1995)                            $313,233         304,382
                                                                                   --------         -------
    Total Assets                                                                    313,233         304,382


Liabilities                                                                               -               -
-----------
                                                                                   --------         -------
    Net Assets                                                                     $313,233         304,382
                                                                                   ========         =======





                  The accompanying notes are an integral part
                         of these financial statements.

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN


                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                                                          Period from
                                                                                                         April 1, 1995
                                                                                     Year ended         (Inception) to
                                                                                    December 31,          December 31,
                                                                                        1996                  1995
                                                                                    ------------         --------------
Additions
  Employee contributions                                                               $237,932             298,335
  Dividends reinvested                                                                      192                 114
  Unrealized appreciation (depreciation) in fair value of investments                    36,219              81,736
                                                                                       --------            --------
  Total additions                                                                       274,343             380,185

Deductions
  Employee withdrawals                                                                  265,492              75,803
                                                                                       --------            --------
  Total deductions                                                                      265,492              75,803

Net increase                                                                              8,851             304,382

Net assets, beginning of period                                                         304,382                   -
                                                                                       --------            --------
Net assets, end of period                                                              $313,233             304,382
                                                                                       ========            ========





                  The accompanying notes are an integral part
                         of these financial statements.

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN

                         NOTES TO FINANCIAL STATEMENTS



1.   DISCONTINUANCE OF PLAN

     In 1996, the Benefits Administration Committee of the Board of Directors of Aviall, Inc. (the "Plan Administrator") elected to discontinue the Aviall, Inc. Employee Stock Purchase Plan (the "Plan") effective January 1, 1997. Participants were permitted to continue contributions to the Plan through December 31, 1996 and the Plan will continue to hold shares on behalf of the participants until participants elect to withdraw from the Plan.

2.   PLAN DESCRIPTION

     The Plan was established effective April 1, 1995 to promote the interests of Aviall, Inc. and its subsidiaries (collectively, the "Company") by providing eligible employees of the Company with additional incentive to continue their employment and to increase efforts to promote the Company. Prior to discontinuance, eligible employees could purchase shares of the Company's common stock through payroll deductions at a discount from market price. As of December 31, 1996, 171,519 shares of the Company's $.01 par value common stock are reserved for issuance under the Plan. The Plan Administrator has appointed Smith Barney as the Plan's trustee to keep record of, among other things, individual participant accounts. Reference should be made to the Plan for more complete information.

     Until such time that the Plan was discontinued, substantially all full time employees of the Company were eligible to participate in the Plan if such employees had been employed by the Company for the entire three consecutive months immediately preceding the beginning of a calendar quarter (the "Plan Quarter"). Participants were allowed to authorize payroll deductions in an amount not less than 1% and not more than 15% of their gross earnings. No employee could acquire common stock under the Plan if such acquisition would result in ownership of 5% or more of the total combined voting power or value of all classes of stock of the Company.

     Payroll deductions were credited to the contribution account of each participant. At the end of each Plan Quarter, the amount in each participant's contribution account was applied to purchase shares of the Company's common stock. The purchase price per share of common stock for each Plan Quarter was equal to the lesser of 85% of the closing market price on the first or the last day of the Plan Quarter. Common stock purchased by each participant is considered to be issued and outstanding as of the close of business on the last day of business of each Plan Quarter. Stock certificates for such shares are registered in the name of and held by the plan trustee. Upon direction by a participant, the plan trustee will sell the shares of common stock credited to the participant's account and deliver such proceeds, net of sales commission, to the participants.

                   AVIALL, INC. EMPLOYEE STOCK PURCHASE PLAN

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting records of the Plan are maintained on the accrual basis. Investments are valued at quoted market value. The Company pays all of the Plan's administrative expenses except those incurred incident to the sale of participant stock.

     Unrealized appreciation/(depreciation) in fair value of investments is determined based on the change in market values from the beginning to the end of the year for shares held at the beginning and end of the year, and the difference between cost and end of year market value for shares purchased during the year that remain in the plan at year end. In determining cost, shares are assumed to be sold on a first-in-first-out basis.

     Employee withdrawals are recorded at beginning of the year market value for shares held at the beginning of the year or cost for shares purchased and sold during the year.

     At December 31, 1996, Aviall, Inc. common stock at market value as shown on the accompanying Statement of Net Assets includes 5,506 shares issuable by the Company based on participant contributions for the Plan Quarter ended December 31, 1996. Such shares were issued on January 2, 1997.

4.   INCOME TAX STATUS

     Management believes the Plan qualifies as an employee stock purchase plan under Section 423 of the Internal Revenue Code and therefore the Plan is exempt from taxation under Section 501(a).

     Participants are liable for income taxes on withdrawals from the Plan in accordance with the Internal Revenue Code. Participants' tax liability is more fully described in the Aviall, Inc. Employee Stock Purchase Plan Prospectus.

                               INDEX TO EXHIBITS




Exhibit #                         Description                                        Page
---------                         -----------                                        ----
23                                Consent of Independent Accountants                 10





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